UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DURECT CORPORATION

(Name of Subject Company (Issuer))

BHC LYON MERGER SUB, INC.

a wholly owned subsidiary of

BAUSCH HEALTH AMERICAS, INC.

a wholly owned subsidiary of

BAUSCH HEALTH COMPANIES INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

266605500

(CUSIP Number of Class of Securities)

Seana Carson

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada H7L 4A8

Telephone: (800) 361-1448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067-1725

Telephone: (310) 712-6630

Scott B. Crofton

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

Telephone: (212) 558-4682

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by BHC Lyon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“BHA”) and an indirect subsidiary of Bausch Health Companies Inc., a corporation continued under the laws of the Province of British Columbia (“BHC”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DURECT Corporation, a Delaware corporation (“DURECT”), at a price of $1.75 per Share, net to the seller of such Share in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan (as defined in the Offer to Purchase) in respect of the applicable milestone (as defined in the Merger Agreement) (the “CVR Payments Amount”), in each case, without interest thereon and less any applicable withholding taxes, pursuant to the CVR Agreement by and between BHA and a rights agent mutually agreeable to BHS and DURECT (the Cash Amount plus a CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 12, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is DURECT Corporation, a Delaware corporation. DURECT’s principal executive offices are located at 10240 Bubb Road, Cupertino, California 95014. DURECT’s telephone number at such address is (408) 777-1417. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning DURECT” is incorporated herein by reference.

(b) This Schedule TO relates to all outstanding Shares. DURECT has advised BHA that, as of the close of business on July 28, 2025, 31,042,581 Shares were issued and outstanding, 3,743,172 Shares were issuable pursuant to outstanding DURECT Options, 670,268 Shares were subject to issuance upon the vesting and settlement of outstanding DURECT RSUs, 3,591,027 Shares were issuable pursuant to the exercise of DURECT Warrants and 400 Shares were issuable with accumulated payroll deductions under DURECT’s 2000 Employee Stock Purchase Plan, as amended (assuming that (i) the market price of a Share is equal to the Cash Amount and (ii) payroll deductions continue at the rate in effect as of July 28, 2025). The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by BHA, a Delaware corporation and an indirect subsidiary of BHC, a corporation continued under the laws of the Province of British Columbia and BHC Lyon Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of BHA. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning BHC, BHA and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Certain Information Concerning DURECT”, “Certain Information Concerning BHC, BHA and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with DURECT”, “The Transaction Agreements” and “Purpose of the Offer; Plans for DURECT” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Purpose of the Offer; Plans for DURECT” is incorporated herein by reference.

(c) (l)-(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Background of the Offer; Past Contacts or Negotiations with DURECT”, “The Transaction Agreements”, “Purpose of the Offer; Plans for DURECT”, “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b). The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Source and Amount of Funds” is incorporated herein by reference.

(d). Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning BHC, BHA and Purchaser”, “The Transaction Agreements”, and “Purpose of the Offer; Plans for DURECT” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning BHC, BHA and Purchaser” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Certain Information Concerning BHC, BHA and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with DURECT”, “The Transaction Agreements” and “Purpose of the Offer; Plans for DURECT” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Purpose of the Offer; Plans for DURECT”, “Conditions to the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “The Transaction Agreements”, “Conditions to the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of August 12, 2025.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement, as published in The New York Times on August 12, 2025.*

(a)(5)(A)	Joint Press Release, dated as of July 29, 2025, issued by Bausch Health Companies Inc. and DURECT Corporation (incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by BHC with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2025).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2025, by and among Bausch Health Americas, Inc., BHC Lyon Merger Sub, Inc., DURECT Corporation, and solely for purposes of Section 6.10, Bausch Health Companies Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by DURECT Corporation with the SEC on July 29, 2025).

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 8, 2025, by and among Bausch Health Americas, Inc., BHC Lyon Merger Sub, Inc., and DURECT Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by DURECT Corporation with the SEC on August 8, 2025)

(d)(3)	Confidential Disclosure Agreement, dated as of January 25, 2024, between Bausch Health US, LLC and DURECT Corporation*

(d)(4)	Form of Contingent Value Rights Agreement, by and between Bausch Health Americas, Inc. and a rights agent mutually acceptable to Bausch Health Americas, Inc. and DURECT Corporation (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by DURECT Corporation with the SEC on July 29, 2025).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

Item 13.	Information Required by Schedule 13E-3

Not applicable.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAUSCH HEALTH COMPANIES INC.

By	/s/ Jean-Jacques Charhon
Name: Jean-Jacques Charhon
Title: Executive Vice President, Chief Financial Officer
Date: August 12, 2025

BAUSCH HEALTH AMERICAS, INC.

By	/s/ William Woodfield
Name: William Woodfield
Title: Senior Vice President, Treasurer
Date: August 12, 2025

BHC LYON MERGER SUB, INC.

By	/s/ William Woodfield
Name: William Woodfield
Title: Treasurer and Secretary
Date: August 12, 2025